Filed by Revelstone Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41178

Set Jet and Revelstone Capital Acquisition Corp. Receive Effectiveness of S-4 Registration Statement and Announce Date of Revelstone Special Meeting of Stockholders to Approve Proposed Business Combination

~ Revelstone’s Special Meeting to Approve Business Combination Scheduled for December 27, 2023 for Stockholders of Record as of November 10, 2023 ~

~ Upon Closing, the Combined Company is Expected to Trade on Nasdaq Under the Ticker “SJET” ~

SCOTTSDALE, AZ, and NEW YORK, NY, December 14, 2023 - Set Jet, Inc. (“Set Jet”), a membership-based private jet charter program, and Revelstone Capital Acquisition Corp. (“RCAC”) (NASDAQ: RCAC), a publicly traded special purpose acquisition company, announced today that the Securities and Exchange Commission (“SEC”) has declared effective RCAC’s registration Statement on Form S-4 (“Registration Statement”) in connection with Set Jet’s and RCAC’s previously announced proposed business combination (the “Business Combination”). The Registration Statement provides important information about Set Jet, RCAC and the Business Combination.

The special meeting of RCAC stockholders will be held virtually via live webcast at https://www.cstproxy.com/revelstonecapital/sm2023 on December 27, 2023, at 11:30 Eastern Time (the “Special Meeting”) for stockholders of record as of the close of business on November 10, 2023 (the “Record Date”), at which RCAC’s stockholders will be asked to consider and vote upon proposals to approve the Business Combination and related matters. RCAC filed a definitive proxy statement/prospectus with the SEC relating to the Business Combination and has commenced mailing the definitive proxy statement/prospectus to its stockholders as of the Record Date.

The Business Combination is expected to close after the Special Meeting, subject to obtaining requisite stockholder approvals and the satisfaction or waiver of the conditions in the business combination agreement and other customary closing conditions. Upon closing of the Business Combination, the post-closing company will be renamed “Set Jet, Inc.” and its common stock and warrants are expected to trade on The Nasdaq Stock Market, LLC (“Nasdaq”) under the ticker symbols “SJET” and “SJETW,” respectively.

Tom Smith, Chief Executive Officer of Set Jet, stated, “We are pleased with the strides we have made from announcement of merger to our soon to be public debut. Since transaction announcement, we have strategically deployed a portion of the pre-close capital into our planned growth initiatives through an accelerated marketing strategy that we believe has driven meaningful brand awareness and early indicators of membership growth. The differentiation of Set Jet’s capital-light business model presents an attractive growth opportunity for investors and Set Jet’s dedicated members. As we transition and become a publicly traded entity, we have a core focus on increasing our service options and market share alike by establishing new hubs and route offerings to meet demand and grow our membership base nationwide.”

Morgan Callagy, Co-CEO of RCAC, commented, “This latest achievement towards finalizing the business combination confirms our belief in the underlying fundamentals of Set Jet’s business model run by veteran public operators offering a long-term value proposition for the public markets. We are excited to watch Set Jet become a publicly traded company and institute its next phase of growth with access to new markets in 2024 which we believe will increase value for all stakeholders.”

On July 18, 2023, Set Jet and RCAC previously announced their execution of a definitive Business Combination agreement. RCAC stockholders are urged to read the proxy materials, including, among other things, the reasons for the unanimous recommendation by RCAC’s Board of Directors that stockholders vote “FOR” the Business Combination proposal. Your vote “FOR” the Business Combination is important, no matter how many shares you own. If you have any questions or need assistance voting, please contact Advantage Proxy, Inc., RCAC’s proxy solicitor, by telephone at 877-870-8565 or by email at ksmith@advantageproxy.com. RCAC stockholders who hold shares in “street name” (i.e., stockholders whose shares are held of record by a broker, bank, or other nominee) should contact their broker, bank, or nominee to ensure that their shares are voted.

Advisors

Roth Capital Partners is acting as M&A advisor to RCAC and placement agent on the private placement. CHW Strategic Advisors is acting as Set Jet’s M&A advisor on the transaction. Loeb & Loeb, LLP is acting as legal counsel to RCAC. Snell & Wilmer, LLP is acting as legal counsel to Set Jet.

About Set Jet, Inc.

Set Jet, Inc. is a membership-driven technology company facilitating luxurious “buy a seat, not the jet” private jet charters for its Members to enjoy the ultimate travel experience at a fraction of the cost of a typical private jet charter. Set Jet’s proprietary technology platform enables security pre-screened and approved Members to self-aggregate and share a private jet charter between frequently traveled destinations to many of the West Coast’s top destinations including Aspen, Cabo San Lucas, Las Vegas, Los Angeles, Orange County, San Diego, Salt Lake City, and Scottsdale. The Company’s asset-light business model means it neither owns nor operates any aircraft. Professional Part 135 on-demand charter operator partners provide aircraft for Member charters, pilots, and related aircraft services. The Company liaisons between its Members and the charter operator to help seamlessly assure a positive Member experience. The Company also staffs cabin hostesses for each flight and its ground operations personnel assist Member travelers with their charter journey. For more information please visit: https://setjet.com/.

About Revelstone Capital Acquisition Corp.

Revelstone Capital Acquisition Corp. is a blank check company whose business purpose is to affect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. The Company is led by its Co-Chief Executive Officers, Morgan Callagy and Daniel Neukomm. For more information please visit: http://revelstonecapital.com/.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, RCAC filed a proxy statement/prospectus with the SEC. The definitive proxy statement/prospectus and other relevant documents have been sent or given to the stockholders of RCAC as of the record date established for voting on the proposed Business Combination and contain important information about the proposed Business Combination and related matters. Stockholders of RCAC and other interested persons are advised to read the definitive proxy statement/prospectus and any amendments thereto, in connection with the meeting of stockholders to be held to approve, among other things, the proposed Business Combination because the proxy statement contains important information about RCAC, Set Jet and the proposed Business Combination. The definitive proxy statement/prospectus has been mailed to RCAC stockholders of record as of November 10, 2023, in order to vote on the proposed Business Combination. Stockholders may obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to RCAC as set forth below.

Participants in the Solicitation

RCAC, Set Jet, and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RCACs’ stockholders in connection with the proposed Business Combination. Information about the directors and executive officers of RCAC and a description of their interests in RCAC and the proposed Business Combination are set forth in the definitive proxy statement/prospectus for the proposed Business Combination, and which can be obtained free of charge from the sources indicated above. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to RCAC’s stockholders in connection with the proposed Business Combination is also set forth in the definitive proxy statement/prospectus for the proposed Business Combination. You may obtain free copies of these documents as described above.

Important Cautions Regarding Forward-Looking Statements

The disclosure herein includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed Business Combination and the projected future financial performance of Set Jet following the proposed Business Combination; (3) changes in the market for Set Jet’s services and technology, expansion plans and opportunities; (4) Set Jet’s unit economics; (5) the sources and uses of cash in connection with the proposed Business Combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; (7) the projected technological developments of Set Jet; (8) current and future potential commercial and customer relationships; (9) the ability to operate efficiently at scale; (10) anticipated investments in capital resources and research and development, and the effect of these investments; (11) the amount of redemption requests made by RCAC’s public stockholders; (12) the ability of the combined company to issue equity or equity-linked securities in the future; (13) the failure to achieve the minimum cash at closing requirements; (14) the inability to obtain or maintain the listing of the combined company’s common stock on Nasdaq following the proposed Business Combination, including but not limited to redemptions exceeding anticipated levels or the failure to meet Nasdaq’s initial listing standards in connection with the consummation of the proposed Business Combination; and (15) expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of RCAC’s and Set Jet’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RCAC and Set Jet. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in RCAC’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 27, 2023, in RCAC’s other filings with the SEC, in RCAC’s IPO prospectus, dated December 16, 2021, and in the Registration Statement and the other documents that RCAC has filed, or will file, with the SEC relating to the proposed Business Combination. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither RCAC nor Set Jet presently know or that RCAC and Set Jet currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RCAC’s and Set Jet’s expectations, plans or forecasts of future events and views as of the date of this press release. RCAC and Set Jet anticipate that subsequent events and developments will cause RCAC’s and Set Jet’s assessments to change. However, while RCAC and Set Jet may elect to update these forward-looking statements at some point in the future, RCAC and Set Jet specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing RCAC’s and Set Jet’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of RCAC, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

Revelstone Capital Acquisition Corp

Morgan Callagy

Co-Chief Executive Officer

14350 Myford Road

Irvine, CA 92606

morgan@revelstonecap.com

949.428.2888

Set Jet Investor Relations

Shannon Devine

MZ North America

SetJet@mzgroup.us

203.741.8811

Set Jet Media

Olivia Jones

Director of Marketing

marketing@setjet.com

480.264.6500

Source: Set Jet, Revelstone Capital Acquisition Corp.

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